Exhibit 3.1

CERTIFICATE OF AMENDMENT TO THE CERTIFICATE OF INCORPORATION

 XUN ENERGY, INC.

ARTICLE 3 of the Certificate of Incorporation is hereby amended as follows:

The aggregate number of shares of common stock that the Corporation will have authority to issue is Fifteen Billion, (15,000,000,000) par value $0.0001 par value (“Common Shares”) and Fifty Million (50,000,000) shares will be preferred stock, with a par value of $0.0001 per share ("Preferred Stock").

The Preferred Stock may be divided into and issued in series.  The Board of Directors of the  Corporation is authorized to divide the  authorized  shares of Preferred Stock into one or more series, each of which shall be so designated as to  distinguish  the  shares  thereof  from the  shares of all other  series and classes.  The Board of Directors of the  Corporation is  authorized,  within any limitations  prescribed  by law  and  this  Article,  to fix and  determine  the designations, rights, qualifications,  preferences, limitations and terms of the shares  of any  series of  Preferred  Stock  including  but not  limited  to the following.

The rate of dividend, the time of payment of dividends, whether dividends are cumulative, and the date from which any dividends shall accrue;

(a)

Whether shares may be redeemed, and, if so, the redemption price and the terms and conditions of redemption;

(b)

The amount   payable upon shares in the event of voluntary or involuntary liquidation;

(c)

Sinking fund or other provisions, if any, for the redemption or purchase of shares;

(d)

The terms and conditions on which shares may be converted, if the shares of any series are issued with the privilege of conversion;

(e)

Voting powers,  if any, provided that if any of the Preferred Stock or series  thereof  shall have voting  rights,  such  Preferred  Stock or series  shall vote only on a share for share basis with the Common Stock on any  matter,  including  but not  limited to the  election of directors,  for which such Preferred  Stock or series has such rights;  and

(f)

Subject to  the foregoing, such  other terms, qualifications, privileges, limitations, options, restrictions, and special or  relative rights and  preferences,  if any, of shares or such series as the Board of Directors of the Corporation  may, at the time so acting, awfully fix and determine under the laws of the State of Nevada.

The Corporation shall not declare, pay or set apart for payment any dividend or other  distribution  (unless  payable  solely in shares of Common Stock or other class  of  stock  junior to the Preferred Stock as to dividends or upon liquidation) in respect of Common Stock, or other class of stock junior to the Preferred  Stock, nor shall it  redeem, purchase or otherwise  acquire  for consideration shares of any of the foregoing, unless dividends, if any, payable to holders of Preferred Stock for the  current period (and in the case of cumulative dividends,  if any, payable to holders of  Preferred Stock for the current  period and in the case of cumulative dividends, if any, for all past periods) have been paid, are being paid or have been set aside for payment,  in accordance with the terms of the Preferred Stock, as fixed by the Board of Directors.

In the event of the  liquidation of the  Corporation,  holders of Preferred Stock shall be entitled to receive, before any payment or distribution on the Common Stock or  any other class of  stock  junior  to  the Preferred Stock  upon liquidation, a distribution per share in the amount of the liquidation preference,  if any,  fixed or determined  in accordance with the terms of such Preferred Stock plus, if so provided in such terms, an amount per share equal to accumulated and unpaid dividends in respect of such Preferred Stock (whether or not earned or declared) to the date of such distribution. Neither the sale, lease or exchange of all or substantially all of the property and assets of the Corporation, nor any consolidation or merger of the Corporation, shall be deemed to be liquidation for the purposes of this Article.

The foregoing Certificate of Amendment to the Certificate of Incorporation was authorized by the Company’s Board of Directors on May 14, 2014 and approved by the written consent of the holders of a majority of the Company’s shareholders owning a majority of the outstanding issued and outstanding voting shares on a fully diluted basis.

The number of votes cast in favor of the amendment was sufficient for approval.

This Certificate of amendment is dated the 14th day of May, 2014

/s/ Jerry G. Mikolajczyk

President and CEO